UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor,

11100 Montevideo, Uruguay

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 16, 2023 titled “Arcos Dorados Reports Third Quarter 2023 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: November 16, 2023

Item 1

ARCO

3Q 2023

Results

November 16, 2023

ARCO LISTED NYSE

Drive Thru
McDonald's
McDonald's
PEDÍ
Y RETIRÁ
Pedí, nosotros te lo llevamos
Ofertas Especiales
McCafé

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS THIRD QUARTER 2023 FINANCIAL RESULTS

•	Systemwide comparable sales¹ grew 37.3% year-over-year, supported by strong sales volume across all divisions

•	Total revenues reached $1.1 billion in the quarter, up 22.1% in US dollars and 42.9% in constant currency, versus the prior year period

•	Digital channel sales (Delivery, Mobile App and Self-order Kiosks) contributed 50% of systemwide sales, reaching $731.5 million

•	Consolidated Adjusted EBITDA¹ was $129.1 million, up 25.8% in US dollars and 43.9% in constant currency

•	Net Income reached $59.7 million, or $0.28 per share, up from $0.22 per share in the prior year quarter

Montevideo, Uruguay, November 16, 2023 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the three and nine months ended September 30, 2023.

Third Quarter 2023 Highlights

•	Systemwide comparable sales¹ grew 37.3% versus the prior year quarter, rising 1.4 times the period’s blended inflation rate.

•	Consolidated revenues reached $1.1 billion, rising 22.1% in US dollars and 42.9% in constant currency versus the prior year period.

•	Disciplined execution of a long-term growth strategy is driving strong performance across all sales channels and geographies with an increasingly modernized restaurant portfolio.

•	Consolidated Adjusted EBITDA¹ of $129.1 million rose 25.8% in US dollars versus the prior year result, and 43.9% in constant currency.

•	Consolidated Adjusted EBITDA margin reached 11.5% in the quarter, expanding by 40 basis points versus the prior year period.

•	Basic net income per share was $0.28 in the quarter, compared to net income per share of $0.22 in the prior year quarter.

•	The Company opened 27 restaurants in the quarter, including 25 free-standing locations.

1 For definitions, please refer to page 16 of this document.

Message from Marcelo Rabach, Chief Executive Officer

The broad-based momentum we captured in the first half of 2023 continued in the third quarter. McDonald’s Brand strength, structural competitive advantages and consistent execution continued driving sales growth and market share gains across the Arcos Dorados footprint, with the strongest performance in markets such as Brazil, Chile, Costa Rica and Mexico.

Our strategy is clear: drive sustainable sales growth, supported by both guest volume and average check growth, to generate operating leverage and long-term profitability growth. To achieve this objective, we are leaning on Value, which has always been a cornerstone of the McDonald’s business. Value includes quality, service, convenience and optionality, in addition to price. This is where our Three D’s strategy of Digital, Delivery and Drive-thru are leveraging Latin America’s largest free-standing restaurant portfolio and most robust digital platform to offer Value to our guests and to the communities we serve.

Systemwide comparable sales grew well above inflation again in the third quarter, with strong guest volume growth in all main markets. Even as consumption moderated in some countries, sales growth remained strong and helped generate operating leverage to improve profitability. This performance, which has been improving consistently over the last several years, allows us to continuously reinvest in the expansion, modernization and digitalization of the business. In turn, these investments bring significant economic benefit to local economies and create new, long-term career opportunities for young people.

Importantly, we continue to be recognized by Great Place to Work® as one of the best, if not the best, employers for young people, with the latest certifications coming in Brazil, Argentina, Chile and Uruguay. Youth Opportunity is one of the pillars of our Recipe for the Future ESG Platform, together with Diversity and Inclusion, Commitment to Families, Climate Change, Circular Economy and Sustainable Sourcing. During the quarter we made progress in and received recognition for our efforts across all these pillars. This includes the opening of our flagship sustainable restaurant in Brazil, with multiple ESG (Environmental, Social and Governance) initiatives, twenty of which have already been implemented in all of the country’s restaurants. ESG is truly in our DNA!

Arcos Dorados’ results for the third quarter 2023, and so far in the fourth quarter, demonstrate the importance of a consistent, long-term, strategic approach to delivering value and convenience to restaurant customers. This includes the effective management of our balance sheet, by maintaining a healthy cash balance and controlling both currency and interest rate risks on our long-term debt.

By consistently executing our strategy, we are capturing our opportunities and tackling our challenges from a position of strength. Brand strength and reputation are at an all-time high and our structural competitive advantages are widening as we open even more free-standing restaurants, modernize even more existing restaurants and develop even more digital capabilities. We are also working hard to normalize operations among markets to improve consolidated results. For these reasons, we are confident in our ability to sustain strong operating results and shareholder value generation for the foreseeable future.

Thank you for your ongoing support of Arcos Dorados.

Consolidated
Results

Consolidated Results

Figure 1. AD Holdings Inc Consolidated: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,297			2,339

Sales by Company-operated Restaurants	881.6	(186.9)	380.6	1,075.3	22.0%	43.2%
Revenues from franchised restaurants	40.1	(5.1)	14.8	49.8	24.1%	36.9%
Total Revenues	921.7	(192.0)	395.4	1,125.1	22.1%	42.9%
Systemwide Comparable Sales						37.3%
Adjusted EBITDA	102.6	(18.6)	45.1	129.1	25.8%	43.9%
Adjusted EBITDA Margin	11.1%			11.5%	0.4 p.p.
Net income attributable to AD	46.9	(30.4)	43.3	59.7	27.4%	92.4%
No. of shares outstanding (thousands)	210,595			210,655
EPS (US$/Share)	0.22			0.28

Arcos Dorados’ total revenues reached $1.1 billion, up 22.1% in US dollars and 42.9% in constant currency versus the prior year quarter. Systemwide comparable sales grew 37.3% in the third quarter, or about 1.4 times blended inflation, with all three divisions growing above inflation, including 4.0x blended inflation in NOLAD and 2.3x inflation in Brazil.

Guest traffic and sales growth continue to benefit from the strong consumer preference for the McDonald’s Brand, with more than double the market share of the nearest competitor across all main markets.

Front counter sales, which include self-order kiosks, grew 41% in constant currency versus the prior year and generated 58% of systemwide sales. Third quarter results were also supported by continued outstanding performance in Delivery, which grew 48% in constant currency versus the prior year. Drive-thru sales grew 17% in constant currency, complementing the strong growth of front counter sales.

Digital channel sales reached $731.5 million and accounted for 50% of systemwide sales in the third quarter. As of the end of September, the Company’s Mobile App had over 107 million accumulated downloads, with about 17 million average monthly active users, and identified sales representing 20% of consolidated sales in the quarter.

The Company’s Customer Relationship Management (CRM) platform had almost 75 million unique registered users by the end of September 2023, which allows it to more efficiently invest its marketing spend to increase guest frequency and engagement.

Adjusted EBITDA

3Q23 Adjusted EBITDA Bridge
($ million)

Third quarter consolidated Adjusted EBITDA reached $129.1 million, up 25.8% in US dollars and 43.9% in constant currency over the prior year quarter, with continued strong US dollar growth contribution from NOLAD and Brazil. Consolidated Adjusted EBITDA margin reached 11.5%, expanding 40 basis points versus the prior year.

Margin performance was highlighted by lower Food and Paper (F&P) costs as a percentage of revenue in all divisions compared with the prior year, coupled with an improvement in G&A and a slight improvement in Payroll expenses as a percentage of revenue. These more than offset moderately higher other operating expenses and the impact of the final step up of the Company’s royalty rate, which became effective as of August 3, 2022.

Notable items in the Adjusted EBITDA reconciliation

Included in Adjusted EBITDA: There were no notable items included in Adjusted EBITDA in either the third quarter of 2023 or the third quarter of 2022.

Excluded from Adjusted EBITDA: There were no notable items excluded from Adjusted EBITDA in either the third quarter of 2023 or the third quarter of 2022.

Non-operating Results

Arcos Dorados’ non-operating results for the third quarter included a $2.2 million gain from non-cash foreign exchange and derivative instruments.

Net interest expense and other financing results totaled $5.0 million in the quarter versus $7.9 million in the same period last year. The Company recorded an income tax expense of $28.1 million in the quarter, compared to an income tax expense of $32.6 million in the prior-year period.

Third quarter net income attributable to the Company totaled $59.7 million, compared to net income of $46.9 million in the same period of 2022. Earnings per share were $0.28 in the third quarter of 2023, compared to $0.22 per share in the corresponding 2022 period.

Total weighted average shares for the third quarter of 2023 amounted to 210,654,969 compared to 210,594,545 in the prior-year quarter.

For reference:

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,197			2,251

Sales by Company-operated Restaurants	876.8	(153.9)	343.7	1,066.5	21.6%	39.2%
Revenues from franchised restaurants	39.5	(2.2)	11.7	49.0	23.9%	29.6%
Total Revenues	916.3	(156.2)	355.4	1,115.5	21.7%	38.8%
Systemwide Comparable Sales						32.6%
Adjusted EBITDA	103.0	(18.5)	45.2	129.8	26.0%	43.9%
Adjusted EBITDA Margin	11.2%			11.6%	0.4 p.p.
Net income attributable to AD	47.7	(30.2)	45.1	62.6	31.3%	94.7%
No. of shares outstanding (thousands)	210,595			210,655
EPS (US$/Share)	0.23			0.30

Divisional
Results

Brazil Division

Figure 3. Brazil Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	1,077			1,113

Total Revenues	352.8	30.5	55.9	439.2	24.5%	15.9%
Systemwide Comparable Sales						10.8%
Adjusted EBITDA	62.4	5.6	9.9	77.8	24.8%	15.8%
Adjusted EBITDA Margin	17.7%			17.7%	0.0 p.p.

Brazil’s revenues reached $439.2 million, increasing 24.5% year-over-year. On a constant currency basis, revenues grew 15.9% and systemwide comparable sales rose 10.8% year-over-year, or 2.3x inflation in the period. The McDonald’s brand fortified its leadership in the country with strong market share gains in the quarter within a consolidating restaurant industry.

Delivery sales increased 32% in constant currency versus the prior year and strongly contributed to sales and traffic growth in the quarter, representing 19% of systemwide sales in the period. Digital channel sales were up 43% versus the prior year and generated 61% of systemwide sales in Brazil, including 25% identified sales in the quarter.

Marketing initiatives in the quarter included strong brand experience campaigns. The highlight was the sponsorship of “The Town”, the biggest music festival in Brazil this year. In addition to building the largest McDonald’s restaurant in Latin America on festival grounds, the Company launched a limited edition of the “McMelt The Town” sandwich in all restaurants to bring a taste of the festival to the entire country. Maintaining its strong connection with sports, the Company also sponsored the FIFA Women’s World Cup online broadcast on “Cazé TV”, Brazil’s biggest streaming channel. Finally, the launches of “McFlurry Ovomaltine Mesclado” and “McFlurry Kit Kat” boosted traffic by bringing innovation to the dessert category.

As reported Adjusted EBITDA in the division reached $77.8 million in the quarter, rising 24.8% versus the prior year in US dollars. Adjusted EBITDA margin was 17.7%, in line with the prior year quarter. Better F&P costs as a percentage of revenue and operating leverage in both G&A and Payroll were offset by higher Occupancy & Other Operating expenses and a slightly higher effective royalty rate.

Following the end of the third quarter, on October 23, 2023, the Company launched its Loyalty Program “Meu Méqui” nationwide in Brazil. As part of the Company’s successful Digital strategy, the program boosts the power of the Mobile App by driving visit frequency while increasing the percentage of identified sales to provide a more personalized guest experience.

North Latin American Division (NOLAD)

Figure 4. NOLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	631			638

Total Revenues	232.9	27.7	35.1	295.6	27.0%	15.1%
Systemwide Comparable Sales						11.5%
Adjusted EBITDA	22.7	3.3	6.2	32.3	42.0%	27.4%
Adjusted EBITDA Margin	9.8%			10.9%	1.1 p.p.

As reported revenues totaled $295.6 million, up 27.0% in US dollars and 15.1% in constant currency versus the prior year quarter. Systemwide comparable sales rose 11.5% year-over-year, or 4.0x the division’s blended inflation in the period, with comparable sales increasing above inflation in all markets. Sales growth was supported by higher guest traffic across all markets as well, with particularly strong volume growth in Mexico, Costa Rica and the French West Indies markets.

The NOLAD division reached some of its highest ever market share levels, backed by positive brand attribute trends. Marketing activities featured menu innovations across the region, including the launch of “GRANDS” sandwiches, an indulgent and tasty platform. In Mexico, the #McDonaldsMéxicoMeEncanta brand campaign was endorsed by Sergio “Checo” Pérez, the popular Mexican Formula 1 driver, and included the “Menú Checo” famous order campaign. In Puerto Rico, the Company launched the “Saca tu Encanto” brand-building campaign partnered with Tommy Torres, a popular local musical artist.

NOLAD’s digital penetration is improving consistently as investments in both technology and restaurant modernizations bring the division closer to the Company average. As it closes this gap, NOLAD is already benefiting from improving digital trends. For example, the McDonald’s Mobile App is, by far, the leader in monthly active users among quick service restaurant operators in Mexico, where the sales growth rate remains one of the strongest in the Company’s footprint.

As reported Adjusted EBITDA reached $32.3 million in the third quarter compared with $22.7 million in the prior year quarter, representing a year-over-year increase of 42.0% versus the prior year in US dollars. Adjusted EBITDA margin expanded by 110 basis points versus the prior year period driven by better F&P costs and Occupancy & Other Operating expenses as a percentage of revenue that more than offset slightly higher Payroll and G&A expenses as well as the higher royalty rate.

South Latin American Division (SLAD)

Figure 5. SLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	589			588

Total Revenues	336.1	(250.2)	304.4	390.3	16.1%	90.6%
Systemwide Comparable Sales						93.8%
Adjusted EBITDA	39.7	(39.6)	41.7	41.8	5.3%	105.0%
Adjusted EBITDA Margin	11.8%			10.7%	-1.1 p.p.

Revenues in SLAD reached $390.3 million, rising 16.1% in US dollars. Systemwide comparable sales rose 93.8%, or 1.3x SLAD’s blended inflation rate. Chile, Ecuador and Uruguay delivered the strongest growth, more than double inflation in the quarter. Systemwide comparable sales growth also reflects the impact of Argentina and Venezuela’s high inflation rates.

SLAD’s markets captured additional market share in the quarter, with improved scores in brand attributes, reinforcing McDonald´s brand preference across the division. To continue strengthening its leadership in the beef segment, the Company launched the “Bacon Cheddar McMelt” sandwich and the “Pileta de Cheddar” in Argentina, Chile, Colombia and Ecuador with strong sales results in all four countries. The Company also continued the roll out of Best Burger, extending the platform to Aruba, Curaçao and Trinidad. The dessert platform produced excellent results with the launch of McFlurry products with locally relevant brands, including: Sahne-nuss in Chile, Nucita in Colombia, Chips Ahoy in Perú and Serenata de Amor in Uruguay.

Digital sales in SLAD continued to grow, supported by increased penetration of Mobile Order and Pay and Delivery functionalities in the Mobile App. The Company also continued the development of its own Delivery platform in SLAD markets.

As reported Adjusted EBITDA in the division totaled $41.8 million in the third quarter. The division generated restaurant level margin expansion, driven by lower F&P costs as well as better Payroll and Occupancy & Other Operating expenses as a percentage of revenue. These were offset by higher other operating expenses and a moderate increase in G&A as a percentage of revenue.

For reference:

Figure 6. SLAD Division – Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	489			500

Total Revenues	330.7	(214.4)	264.4	380.7	15.1%	79.9%
Systemwide Comparable Sales						79.9%
Adjusted EBITDA	40.0	(39.5)	41.8	42.4	6.0%	104.5%
Adjusted EBITDA Margin	12.1%			11.1%	-1.0 p.p.

New Unit Development

Figure 7. Total Restaurants (eop)*

	September 2023	June 2023	March 2023	December 2022	September 2022
Brazil	1,113	1,098	1,091	1,084	1,077
NOLAD	638	639	639	638	631
SLAD	588	580	582	590	589
TOTAL	2,339	2,317	2,312	2,312	2,297

*Considers Company-operated and franchised restaurants at period-end

Figure 8. Footprint as of September 30, 2023

	Store Type*			Total Restaurants	Ownership		McCafes	Dessert Centers
	FS	IS	MS & FC		Company- Operated	Franchised
Brazil	564	92	457	1,113	674	439	137	1,993
NOLAD	392	51	195	638	484	154	13	519
SLAD	237	128	223	588	500	88	166	710
TOTAL	1,193	271	875	2,339	1,658	681	316	3,222

*FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

Arcos Dorados opened 27 restaurants during the third quarter of 2023, including 25 free-standing units. In Brazil, the Company opened 14 free-standing units in the quarter. For the first nine months of 2023, the Company opened 45 restaurants, 41 of which were free-standing restaurants. This included 32 restaurant openings in Brazil, with 29 free-standing units opened in the country in the period.

More than half the Company’s footprint is made up of free-standing locations, making it the region’s largest free-standing restaurant portfolio. As of the end of September, there were 1,214 Experience of the Future restaurants, composing 52% of the Company’s total restaurant base and offering guests the most modernized experience in the region’s quick service restaurant industry.

The restaurant development plan remains on track and the Company expects to meet its full year guidance of 75 to 80 restaurant openings.

Balance Sheet & Cash Flow Highlights

Figure 9. Consolidated Debt and Financial Ratios

(In thousands of U.S. dollars, except ratios)

	September 30,	December 31,
	2023	2022
Total Cash & Cash equivalents (i)	251,149	304,396
Total Financial Debt (ii)	709,335	674,401
Net Financial Debt (iii)	458,186	370,005
LTM Adjusted EBITDA	453,735	386,564
Total Financial Debt / LTM Adjusted EBITDA ratio	1.6	1.7
Net Financial Debt / LTM Adjusted EBITDA ratio	1.0	1.0
(i) Total cash & cash equivalents include short-term investment.
(ii) Total financial debt includes short-term debt, long-term debt, accrued interest payable and derivative instruments (including the asset portion of derivatives amounting to $50.3 million and $92.9 million as a reduction of financial debt as of September 30, 2023, and December 31, 2022, respectively).
(iii) Net financial debt equals total financial debt less total cash & cash equivalents.

On September 27, 2023, the Company paid off the outstanding $18.2 million balance of its 2023 Notes. As of September 30, 2023, total cash and cash equivalents were $251.1 million and total financial debt (including the net derivative instrument position) was $709.3 million.

Net debt (total financial debt minus total cash and cash equivalents) was $458.2 million, up from $370.0 million at the end of 2022, due to the lower cash balance and lower fair value of the derivative instruments. The net debt to Adjusted EBITDA leverage ratio ended the quarter at a healthy 1.0x, unchanged from year-end 2022.

Net cash generated from operating activities for the nine months ended September 30, totaled $232.3 million, compared with the $235.4 million cash from operations generated during the same period last year. Capital expenditures totaled $227.8 million in the first nine months of 2023. Net cash used in financing activities was $32.1 million, which included $31.6 million corresponding to the first three installments of the 2023 dividend.

Supplemental
Information

Third Quarter 2023 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, November 16, 2023, at 10:00 a.m. ET. In order to access the webcast, members of the investment community should follow this link: Arcos Dorados Third Quarter 2023 Results Webcast.

A replay of the webcast will be available later today in the investor section of the Company’s website: www.arcosdorados.com/ir.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@mcd.com.uy	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

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Definitions

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis). While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale, or insurance recovery of property and equipment, write-offs of property and equipment, and impairment of long-lived assets.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financing results), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 10 of this earnings release includes a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 – Segment and geographic information – of our financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,300 restaurants, operated by the Company or by its sub-franchisees, that together employ over 95 thousand people (as of 09/30/2023). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for growth and investments in 2023. These statements are subject to the general risks inherent in Arcos Dorados’ business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Third Quarter 2023 Consolidated Results

Figure 10. Third Quarter 2023 Consolidated Results

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Nine-Months ended
	September 30,		September 30,
	2023	2022	2023	2022
REVENUES
Sales by Company-operated restaurants	1,075,328	881,586	3,016,212	2,485,230
Revenues from franchised restaurants	49,782	40,117	140,211	115,049
Total Revenues	1,125,110	921,703	3,156,423	2,600,279
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(376,023)	(316,368)	(1,061,634)	(880,804)
Payroll and employee benefits	(200,904)	(165,362)	(580,286)	(487,031)
Occupancy and other operating expenses	(300,456)	(243,208)	(843,176)	(708,082)
Royalty fees	(65,058)	(51,076)	(180,317)	(133,753)
Franchised restaurants - occupancy expenses	(21,424)	(17,181)	(60,053)	(50,044)
General and administrative expenses	(67,806)	(58,638)	(202,924)	(169,172)
Other operating (expenses) / income, net	(2,364)	4,044	4,219	11,514
Total operating costs and expenses	(1,034,035)	(847,789)	(2,924,171)	(2,417,372)
Operating income	91,075	73,914	232,252	182,907
Net interest expense and other financing results	(4,973)	(7,920)	(26,960)	(42,740)
Gain / (loss) from derivative instruments	900	7,578	(13,220)	(5,258)
Foreign currency exchange results	1,286	6,016	22,231	16,798
Other non-operating (expenses) / income, net	(106)	59	(100)	(49)
Income before income taxes	88,182	79,647	214,203	151,658
Income tax expense	(28,072)	(32,604)	(87,922)	(65,411)
Net income	60,110	47,043	126,281	86,247
Net income attributable to non-controlling interests	(389)	(176)	(785)	(396)
Net income attributable to Arcos Dorados Holdings Inc.	59,721	46,867	125,496	85,851
Earnings per share information ($ per share):
Basic net income per common share	$ 0.28	$ 0.22	$ 0.60	$ 0.41
Weighted-average number of common shares outstanding-Basic	210,654,969	210,594,545	210,625,346	210,537,894
Adjusted EBITDA Reconciliation
Operating income	91,075	73,914	232,252	182,907
Depreciation and amortization	37,286	28,294	105,806	88,934
Operating charges excluded from EBITDA computation	759	441	1,622	668
Adjusted EBITDA	129,120	102,649	339,680	272,509
Adjusted EBITDA Margin as % of total revenues	11.5%	11.1%	10.8%	10.5%

Third Quarter 2023 Results by Division

Figure 11. Third Quarter Consolidated Results by Division

(In thousands of U.S. dollars)

	For Three-Months ended		as	Constant	For Nine-Months ended		as	Constant
	September 30,		reported	Currency	September 30,		reported	Currency
	2023	2022	Incr/(Decr)%	Incr/(Decr)%	2023	2022	Incr/(Decr)%	Incr/(Decr)%
Revenues
Brazil	439,213	352,798	24.5%	15.9%	1,218,610	1,022,846	19.1%	16.2%
NOLAD	295,641	232,852	27.0%	15.1%	832,497	659,430	26.2%	17.1%
SLAD	390,256	336,053	16.1%	90.6%	1,105,316	918,003	20.4%	85.5%
SLAD - Excl. Venezuela	380,657	330,688	15.1%	79.9%	1,084,298	905,241	19.8%	76.6%
TOTAL	1,125,110	921,703	22.1%	42.9%	3,156,423	2,600,279	21.4%	40.9%
TOTAL - Excl. Venezuela	1,115,511	916,338	21.7%	38.8%	3,135,405	2,587,517	21.2%	37.6%

Operating Income (loss)
Brazil	59,374	49,498	20.0%	11.1%	156,376	119,543	30.8%	27.1%
NOLAD	21,779	14,619	49.0%	32.9%	54,136	42,706	26.8%	16.4%
SLAD	34,187	33,470	2.1%	125.4%	97,101	84,141	15.4%	112.2%
SLAD - Excl. Venezuela	35,142	34,121	3.0%	123.3%	101,364	87,543	15.8%	116.4%
Corporate and Other	(24,265)	(23,673)	-2.5%	-55.4%	(75,361)	(63,483)	-18.7%	-63.8%
TOTAL	91,075	73,914	23.2%	53.0%	232,252	182,907	27.0%	51.0%
TOTAL - Excl. Venezuela	92,030	74,565	23.4%	52.6%	236,515	186,309	26.9%	54.1%

Adjusted EBITDA
Brazil	77,848	62,364	24.8%	15.8%	206,450	161,108	28.1%	24.6%
NOLAD	32,308	22,748	42.0%	27.4%	84,218	67,408	24.9%	15.3%
SLAD	41,780	39,683	5.3%	105.0%	119,370	102,936	16.0%	92.7%
SLAD - Excl. Venezuela	42,428	40,045	6.0%	104.5%	122,655	105,466	16.3%	97.3%
Corporate and Other	(22,816)	(22,146)	-3.0%	-57.3%	(70,358)	(58,943)	-19.4%	-65.3%
TOTAL	129,120	102,649	25.8%	43.9%	339,680	272,509	24.6%	39.2%
TOTAL - Excl. Venezuela	129,768	103,011	26.0%	43.9%	342,965	275,039	24.7%	41.5%

Figure 12. Average Exchange Rate per Quarter*

	Brazil	Mexico	Argentina
3Q23	4.88	17.07	312.54
3Q22	5.24	20.22	135.61
* Local $ per 1 US$

Summarized Consolidated Balance Sheets

Figure 13. Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

	September 30,	December 31,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	166,307	266,937
Short-term investment	84,842	37,459
Accounts and notes receivable, net	136,519	124,273
Other current assets (1)	220,475	196,873
Derivative instruments	—	58,821
Total current assets	608,143	684,363
Non-current assets
Property and equipment, net	1,022,274	856,085
Net intangible assets and goodwill	59,106	54,569
Deferred income taxes	83,876	87,972
Derivative instruments	50,267	34,088
Equity method investments	17,709	14,708
Leases right of use assets, net	903,816	820,683
Other non-current assets (2)	101,142	84,162
Total non-current assets	2,238,190	1,952,267
Total assets	2,846,333	2,636,630
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	324,453	353,468
Taxes payable (3)	178,355	146,682
Accrued payroll and other liabilities	146,775	115,327
Royalties payable to McDonald’s Corporation	14,453	21,280
Provision for contingencies	2,194	2,272
Interest payable	18,133	7,906
Financial debt (4)	10,697	29,566
Operating lease liabilities	89,737	82,911
Total current liabilities	784,797	759,412
Non-current liabilities
Accrued payroll and other liabilities	23,675	28,781
Provision for contingencies	48,382	42,567
Financial debt (5)	730,772	729,838
Deferred income taxes	5,057	3,931
Operating lease liabilities	810,969	747,674
Total non-current liabilities	1,618,855	1,552,791
Total liabilities	2,403,652	2,312,203
Equity
Class A shares of common stock	389,907	389,393
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,719	9,206
Retained earnings	510,410	424,936
Accumulated other comprehensive losses	(580,821)	(613,460)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc shareholders’ equity	441,763	323,623
Non-controlling interest in subsidiaries	918	804
Total equity	442,681	324,427
Total liabilities and equity	2,846,333	2,636,630

(1)	Includes “Other receivables”, “Inventories” and “Prepaid expenses and other current assets”.

(2)	Includes “Miscellaneous” and “Collateral deposits”.

(3)	Includes “Income taxes payable” and “Other taxes payable”.

(4)	Includes “Short-term debt”, “Current portion of long-term debt” and “Derivative instruments”.

(5)	Includes “Long-term debt, excluding current portion” and “Derivative instruments”.

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